

August 26, 2024

Dominic Bardos
Chief Financial Officer
Shoals Technologies Group, Inc.
1400 Shoals Way
Portland, Tennessee 37148

   Re: Shoals Technologies Group, Inc.
     Form 10-K for the Year Ended December 31, 2023
     Filed February 28, 2024
     File No. 001-39942

Dear Dominic Bardos:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing